UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 28, 2022

MedicaMetrix, Inc.

(Exact name of issuer as specified in its charter)

Delaware	85-1069429
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

600 Suffolk Street, Suite 250 Lowell, MA	01854
(Address of principal executive offices)	(Zip code)

(617) 527-1203

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Effective February 28, 2022, Paul Edwards, the Chief Financial Officer and principal accounting officer of MedicaMetrix, Inc. (the “Company”) resigned from the Company as its Chief Financial Officer. The Company’s board of directors appointed Robert Rudelius, the Company’s Chief Executive Officer, to serve as the Company’s Interim Chief Financial Officer and act as the Company’s principal accounting officer until a suitable candidate is found. Mr. Rudelius remains the Chief Executive Officer of the Company.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Lowell, Massachusetts, on March 2, 2022.

MedicaMetrix, Inc.

/s/ Robert Rudelius
By:	Robert Rudelius, Chief Executive Officer